UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

BANCOLOMBIA S.A. ANNOUNCES CLARIFICATION RELATING TO INFORMATION PUBLISHED IN MEDIA OUTLETS

Medellín, Colombia, February 24, 2010

Bancolombia S.A., in accordance with a request for clarification from the Superintendencia Financiera de Colombia relating to certain information published in media outlets, announces the following information:

1. Bancolombia has initiated discussions with the International Finance Corporation (IFC), a member of the World Bank group, for the purpose of entering into a risk management facility.

2. Bancolombia’s proposal is currently being studied by the IFC, though IFC’s board of directors has not yet approved the proposed transaction.

3. With this proposal, Bancolombia is continuing its search in the ordinary course of business for quality hedge counterparties with which to engage in hedge transactions.

4. Bancolombia will continue to offer its customers hedge transactions through its treasury operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 24, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance